# optiPulse, Inc.

## Financial Statements and Report

December 31, 2022 and 2021

# Table of Contents



## Independent Accountant's Review Report

To Management of:
optiPulse, Inc.

We have reviewed the accompanying financial statements of optiPulse, Inc. (the company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

*We are required to be independent of optiPulse, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.*

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 12 to the financial statements, the company has experienced recurring losses and has relied on debt financing from related parties to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Tesseract Advisory Group LLC*

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
July 10, 2023

# optiPulse, Inc.
## Balance Sheet (Unaudited)
### As of December 31, 2022 and 2021

| | Note | 2022 | 2021 |
|---|---|---|---|
| **Assets** | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | | $ 59,843 | $ 10,795 |
| Inventories | 3 | 302,400 | 302,400 |
| **Total Current Assets** | | 362,243 | 313,195 |
| | | | |
| **Noncurrent Assets** | | | |
| Property, plant, and equipment, net | 4 | 130,228 | 142,374 |
| Loans to officers | 2 | - | 453,737 |
| Intangible assets, net | 5 | 354,848 | 340,909 |
| **Total Noncurrent Assets** | | 485,076 | 937,020 |
| **Total Assets** | | 847,319 | 1,250,215 |
| | | | |
| **Liabilities & Stockholders' Equity** | | | |
| **Liabilities** | | | |
| **Current Liabilities** | | | |
| Trade accounts payable | | 808,687 | 760,652 |
| Accrued expenses | | 36,020 | 29,393 |
| Current portion of equipment loan | 6 | 41,365 | - |
| **Total Current Liabilities** | | 886,072 | 790,045 |
| | | | |
| **Noncurrent Liabilities** | | | |
| Equipment loan | 6 | 41,364 | 104,801 |
| Related party debt, noncurrent | 2 | 238,116 | 421,711 |
| PPP Loan | 8 | - | 52,545 |
| **Total Noncurrent Liabilities** | | 279,480 | 579,057 |
| **Total Liabilities** | | 1,165,552 | 1,369,102 |
| **Stockholders' Equity** | 7 | | |
| Common stock, authorized 60,000,000 shares; 25,968,252 shares issued and 25,737,388 shares outstanding at December 31, 2022; 25,868,252 shares issued and outstanding at December 31, 2021; $0.001 par value per share | | 25,968 | 25,868 |
| Treasury stock, at cost, 230,864 shares | | (88,474) | - |

**optiPulse, Inc.**

Balance Sheet (Unaudited)

As of December 31, 2022 and 2021

| | | |
|---|---|---|
| Additional paid-in capital | 8,466,234 | 8,380,551 |
| Accumulated Deficit | (8,721,961) | (8,525,306) |
| **Total Stockholders' Equity** | (318,233) | (118,887) |
| **Total Liabilities & Stockholders' Equity** | $ 847,319 | $ 1,250,215 |



See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

**optiPulse, Inc.**

Statement of Income (Unaudited)

For the years ended December 31, 2022 and 2021

| | Note | 2022 | 2021 |
|---|---|---|---|
| Revenues | 1.m | $ 8,000 | $ 15,000 |
| **Operating Expenses** | | | |
| Salaries, payroll taxes and benefits (includes noncash compensation of $60,000 in 2022 and $4,636,550 in 2021) | 9 | 105,949 | 4,920,001 |
| Legal and other professional services (includes noncash compensation of $0 in 2022 and $221,446 in 2021) | 9 | 40,293 | 450,779 |
| Insurance | | 23,307 | 25,818 |
| Communications and information technology | | 12,302 | 24,671 |
| Travel | | 11,818 | 16,552 |
| Other operating expense | | 9,066 | 6,013 |
| Advertising and promotion | 1.o | 6,310 | 18,490 |
| Office supplies | | 6,014 | 2,228 |
| Rent | | 4,181 | 50,304 |
| Utilities | | 3,860 | 6,981 |
| Research and development | | 488 | 37,125 |
| Depreciation | 4 | 12,146 | 15,175 |
| Intangible asset amortization | 5 | 12,212 | 4,278 |
| **Total Operating Expenses** | | 247,946 | 5,578,415 |
| **Operating Income (Loss)** | | (239,946) | (5,563,415) |
| **Other Income (Expense)** | | | |
| Interest income | | 8,634 | 8,136 |
| Interest expense | | (17,888) | (14,768) |
| PPP loan forgiveness | 8 | 52,545 | 95,810 |
| Grant income | 10 | - | 180,074 |
| **Total Other Income (Expense)** | | 43,291 | 269,252 |
| **Net Income (Loss)** | | $ (196,655) | $ (5,294,163) |



See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

**optiPulse, Inc.**

Statement of Stockholders' Equity (Unaudited)

For the years ended December 31, 2022 and 2021

| | Common Stock | Treasury Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2021 | $ - | $ - | $ 3,160,803 | $ (3,231,143) | $ (70,340) |
| Net income (loss) | - | - | - | (5,294,163) | (5,294,163) |
| Stock-based compensation expense | - | - | 4,857,996 | - | 4,857,996 |
| Issuance of shares of common stock, net of equity issuance costs of $30,413 | 25,868 | - | 361,752 | - | 387,620 |
| **Balance at December 31, 2021** | 25,868 | - | 8,380,551 | (8,525,306) | (118,887) |
| Net income (loss) | - | - | - | (196,655) | (196,655) |
| Stock-based compensation expense | - | - | 60,000 | - | 60,000 |
| Issuance of shares of common stock, net of equity issuance costs of $1,112 | 100 | - | 25,683 | - | 25,783 |
| Repurchase of common stock held in treasury | - | (88,474) | - | - | (88,474) |
| **Balance at December 31, 2022** | $ 25,968 | $ (88,474) | $ 8,466,234 | $ (8,721,961) | $ (318,233) |



See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

# optiPulse, Inc.
## Statement of Cash Flows (Unaudited)
### For the years ended December 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| **Cash Flows** | | |
| **Cash Flows From Operating Activities** | | |
| Net income (loss) | $ (196,655) | $ (5,294,163) |
| **Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities** | | |
| Depreciation and amortization | 24,358 | 19,453 |
| (Gain) on extinguishment of PPP debt | (52,545) | (43,265) |
| Share based compensation | 60,000 | 4,857,996 |
| **Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities** | 31,813 | 4,834,184 |
| **(Increase) decrease in operating assets, net of effects of businesses acquired** | | |
| Officer loans | 453,737 | (169,442) |
| **Increase (decrease) in operating liabilities, net of effects of businesses acquired** | | |
| Accounts payable and accrued liabilities | 54,662 | 191,515 |
| **Net Cash Provided by (Used in) Operating Activities** | 343,557 | (437,906) |
| **Cash Flows from Investing Activities** | | |
| Purchase of property, plant, and equipment | - | (2,379) |
| Payments for patent acquisition | (26,151) | (56,199) |
| **Net Cash Provided by (Used in) Investing Activities** | (26,151) | (58,578) |
| **Cash Flows from Financing Activities** | | |
| Repayment of debt | (22,072) | (54,888) |
| Proceeds from issuance of related party debt | 105,100 | 157,547 |
| Repayment of related party debt | (288,695) | - |
| Issuance of common stock, net of issuance costs | 25,783 | 387,620 |
| Purchase of treasury stock | (88,474) | - |
| **Net Cash Provided by (Used in) Financing Activities** | (268,358) | 490,279 |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | 49,048 | (6,205) |
| Cash and cash equivalents at beginning of year | 10,795 | 17,000 |
| **Cash and Cash Equivalents at End of Year** | 59,843 | 10,795 |

**Supplemental Cash Flow Information**

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

**optiPulse, Inc.**

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2022 and 2021

| | | | | |
|---|---|---|---|---|
| **Cash Paid During the Year for** | | | | |
| Interest | | 9,348 | | 14,768 |
| **Noncash Investing and Financing Activities** | | | | |
| Common Shares Forfeited in exchange for loans to officers forgiven | $ | 173,148 | $ | - |



See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

# Notes to the Financial Statements

# optiPulse, Inc.
## Notes to the Financial Statements
## For the years ended December 31, 2022 and 2021

## 1. Summary of significant accounting policies

### a. Nature of operations

optiPulse, Inc. (the Company) is a manufacturer of wireless communication equipment for intercity and residential communication connection grids. It offers high-speed optical wireless backhaul products for high-speeds, point-to-point, and over long distances. The Company was founded in 2015 and is headquartered in Albuquerque, New Mexico.

The Company has not yet commenced its planned principal operations and has incurred significant expenditures for the design and development of the Company's products and manufacturing process. Once the Company's planned principal operations commence, it will focus on the manufacturing and marketing of its optical wireless technology and the continued research and development of new products.

### b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

### c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

### d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

**optiPulse, Inc.**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts reported in the balance sheets for cash, inventories, accounts payable and accrued expenses approximate their estimated fair market values based on the short-term maturity of these instruments. The carrying amounts of related party debt at December 31, 2022 and 2021 approximates fair values based on the Company's incremental borrowing rate.

**e. Concentration of credit risk**

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

**f. Cash and cash equivalents**

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2022 and 2021, cash consisted solely of cash at a local financial institution.

**g. Income taxes**

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, as the Company is still in the developmental stage, management has provided 100% allowances on all net deferred tax assets.

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

|  | 2022 | 2021 |
|---|---|---|
| Net Operating Loss Carryforwards | $ 2,724,574 | $ 2,636,099 |
| Valuation Allowance | $ (2,724,574) | $ (2,636,099) |
| Net Provision for income tax | - | - |

### h. Inventories

Inventory consists of technology chips and motorized gimbals held for sale and use in future manufacturing and is valued at the lower of cost or market. Cost is determined on a first-in, first-out method and market is defined as the lower of replacement cost or net realizable value. Management believes there has been no impairment to the carrying value of the chips as of December 31, 2022.

### i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other

**optiPulse, Inc.**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets. Depreciation for financial reporting purposes has been provided on the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years.

### j. Intangible assets

Intangible assets are comprised of patent and trademark costs and are stated at cost. Patents were put in use in the year ended December 31, 2019, and are being amortized over 20 years for patents and 10 years for the trademark.

### k. Long-lived asset impairment

The Company reviews its long-lived assets, including property, plant and equipment and finite-lived intangible assets  for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income. At December 31, 2022, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

### l. Stock compensation

In October 2021, the FASB issued ASU 2021-07, Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards

**optiPulse, Inc.**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

(a consensus of the Private Company Council), which provides a nonpublic entity with a practical expedient for determining the current price input for an equity-classified stock compensation award. The practical expedient in ASU 2021-07 is effective prospectively for qualifying awards granted or modified during fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application, including application in an interim period, is permitted for financial statements that have not yet been issued or made available for issuance as of October 25, 2021.

Under the practical expedient, a nonpublic entity may use for the current price a value determined by the reasonable application of a reasonable valuation method. As defined by ASC 718-10-30-20D, the Company considers recent arm's-length transactions involving the sale or transfer of stock or equity interests in determining the fair value of its stock compensation awards.

**m. Revenue recognition**

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue from sales is recognized upon the delivery of the product or prototype when title and risk of loss have passed to the customer.

**n. Grant income**

Government grants are recognized in other income at the time of milestone achievements.

**o. Advertising expenses**

Advertising expenses are expensed as incurred.

**optiPulse, Inc.**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

**p. Comprehensive income**

The Company does not have any comprehensive income items other than net income.

**2. Related party transactions**

During 2022, the Company received additional funds from officers and directors that were added to previous loans. During 2022 the loans were renegotiated to mature on 6/30/2024 at a 4% annual rate of interest.

In December, 2022, two officers surrendered a total of 230,864 shares to offset and repay certain loans made to those officers in 2018. The shares were surrendered at a price of $0.75 per share, which was the rate the company was issuing shares to new and existing investors from December 2022 through and including June 2023.

| | 2022 | 2021 |
|---|---|---|
| Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured | $ - | $ 128,361 |
| Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured | 55,816 | 56,316 |
| Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured | 57,200 | 57,200 |
| Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured | - | 159,834 |
| Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured | 125,100 | 20,000 |
| **Total related party debt** | $ 238,116 | $ 421,711 |

**3. Inventories**

Inventories consists of the following:

| | 2022 | 2021 |
|---|---|---|
| Raw materials inventory | $ 3,250 | $ 3,250 |
| Finished goods inventory | 299,150 | 299,150 |
| **Total** | $ 302,400 | $ 302,400 |

**4. Property, plant, and equipment**

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

**optiPulse, Inc.**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

|  | | 2022 | | 2021 |
| --- | --- | --- | --- | --- |
| Machinery and equipment | $ | 200,657 | $ | 200,657 |
| Total Accumulated Depreciation | | (70,429) | | (58,283) |
| **Total** | $ | 130,228 | $ | 142,374 |

Depreciation expense was $12,146 and $15,175 for the years ended December 31, 2022 and 2021, respectively.

**5. Intangible assets**

Intangible assets consist of 12 patents issed by the US Patent Office from 2017 through 2022. Patents are valued at cost of filings and patent office maintenance, including registrations in foreign countries, with little or no consideration the engineering costs associated with patent development. Intangible assets also include registration and maintenance of company trademarked names, logos, and marketing terms registered with the appropriate authorities.

|  | | 2022 | | 2021 |
| --- | --- | --- | --- | --- |
| Patents | $ | 379,703 | $ | 353,552 |
| Trademark | | 700 | | 700 |
| Total Intangibles at cost | | 380,403 | | 354,252 |
| Accumulated amortization | | (25,555) | | (13,343) |
| Intangibles, net | $ | 354,848 | $ | 340,909 |

Estimated amortization over the next five years is as follows:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

**optiPulse, Inc.**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

| | | |
|---|---|---|
| 2023 | $ | 19,055 |
| 2024 | | 19,055 |
| 2025 | | 19,055 |
| 2026 | | 19,055 |
| 2027 | | 19,055 |
| **Total** | $ | 95,275 |

Amortization expense was $12,212 and $4,278 for the years ended December 31, 2022 and 2021, respectively.

**6. Equipment loan**

The Company received an equipment loan March 2019 with an original outstanding principal amount of $149,875. Due to COVID retrenchment, payments were suspended in 2020 and 2021. The loan has 11 remaining monthly payments of $6,894 and carries a 6% interest rate.

Principal repayments on long-term debt over the next five years are as follows:

| | | |
|---|---|---|
| 2023 | $ | 41,365 |
| 2024 | | 41,364 |
| 2025 | | - |
| 2026 | | - |
| 2027 | | - |
| Subsequent | | - |
| **Total** | $ | 82,729 |

**7. Stockholders' equity**

The Board of Directors has authorized a single class of Common Shares with voting rights based on number of shares held. The authorization is for 60 million shares at a par value of $0.001 per share. Shares have been granted to employees and contractors in accordance with contractual terms and have been sold to investors directly and via Crowdfunding platforms. 25,968,252 issued and 25,737,388 outstanding on 12/31/22 25,868,252 issued and outstanding on 12/31/21 In 2022, two officers surrendered 230,864 shares to offset and replay certain loans made to the officers in 2018. Those shares were returned to the Treasury account.

**8. PPP Loan**

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

**optiPulse, Inc.**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

In May 2020, the Company received funds under the Paycheck Protection Program in the amount of $95,810 from the Small Business Administration (SBA) in connection with the Coronavirus Aid, Relief, and Economic Security (CARES) Act. Under the CARES Act, if the Company complies with certain provisions related to how such loan proceeds are spent and maintains certain payroll and headcount levels, all or a portion of the loan will be forgiven. Any such forgiveness is not subject to taxes. The Company applied for full forgiveness of the loan which was granted in July 2021.

In March 2021, the Company received a second draw PPP loan in the amount of $52,545 from the SBA in connection with the CARES Act. Under the CARES Act, if the Company complies with certain provisions related to how such loan proceeds are spent and maintains certain payroll and headcount levels, all or a portion of the loan will be forgiven. Any such forgiveness is not subject to income taxes. The Company applied for full forgiveness of the loan which was granted in January 2022.

**9. Stock compensation**

In March 2017, the Company formed a stock option plan for designated employees, officers, directors, and consultants. Stock options may be either incentive stock option or non-statutory stock options, determined on a case-by-case basis. Prices for these options are determined by the board or committee at the time the option is granted. The Company has reserved 2,000,000 shares of common stock for issuance under this plan. At December 31, 2021, the Company had not issued any options under this plan.

In 2021, employees received 4,336,550 in lieu of wages and/or bonuses. These shares were issued either at par ($0.001) or $2.00 making the weighted average $1.00 per share. Contractors were issued 221,446 shares in lieu of contract payments, also at $1.00 per share. 3 members of the Board of Directors were each issued 100,000 shares (at $1.00 per share) with a vesting schedule of 20,000 shares per years vesting each year for 5 years. Therefore, a total of 4,857,996 shares were granted of which 4,617,996 shares were fully vested. In December, 2022, two officers surrendered a total of 230,864 shares to offset and repay certain loans made to those officers in 2018. The shares were surrendered at a price of $0.75 per share.

The following is an analysis of shares of the Company's common stock issued as compensation:

| | Common Shares | Weighted Average Fair Value ($) |
|---|---|---|
| Nonvested shares, January 1, 2021 | - | - |
|   Granted | 4,857,996 | 1.00 |
|   Vested | 4,617,996 | 1.00 |
|   Forfeited/ Repurchased | - | - |
| Nonvested shares, December 31, 2021 | 240,000 | 1.00 |
|   Granted | - | - |
|   Vested | 60,000 | 1.00 |
|   Forfeited/ Repurchased | 230,864 | 0.75 |
| Nonvested shares, December 31, 2022 | 180,000 | 1.00 |

## 10. Grants

During 2019 and 2020, the Company was awarded grants from federal, state, and private funding sources. The grants awarded required the Company to perform research and development to inevitably produce a functioning product. During 2020 and the subsequent period, the Company entered the second phase of research for a grant that was awarded in 2019. In addition, through research and development efforts, the Company produced a minimally viable product for another grant and received award dollars during 2020 and 2021. The second phase of the research was completed in 2021 and no additional grants were awarded during 2021 or 2022.

## 11. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 12. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred recurring losses from operations and the Company has primarily relied on debt from officers and related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated

**optiPulse, Inc.**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

these conditions and has proposed a plan to raise capital via a crowdfunding campaign and grants. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**13. Subsequent events**

The Company is planning on another Crowdfunding (Reg CF) raise during 3rd and 4th quarter 2023 with intention to raise between $500,000 and $1,000,000.

The Board of Directors authorized an additional 140 Million shares of Common Stock to be available for issuance to allow flexibility in negotiating partnerships and acquiring staff, equipment, and/or facilities.  This takes the authorized number of shares to 200 million with a par value of $0.001 each.

The Company is working on grant applications for development, implementation, and/or maintenance of products and services currently under NDA.

The Company is in final negotiations with 3-5 OEM partners to obtain Purchase Orders for Non-Recurring Engineering and Product Production which should result in sales during 4th quarter 2023.

Management evaluated all activity of the Company through July 10, 2023 (the issuance date of the  financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.